Exhibit 21.1

SPINNOVA PLC

List of Subsidiaries

As of June 30, 2026, the subsidiaries of Spinnova Plc, are listed as follows:

Subsidiary	Percentage Ownership	Place of Incorporation
Spinnova Holdings Oy	100%	Finland
Woodspin Oy	100%	Finland
Spinnova Refining Oy	100%	Finland
Respin Oy	50%	Finland